UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex
Rochelle van Halm
Tel. +1-604-451-2700
Fax. +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Forms Alliances with Media Manufacturers

PRINT '01 CHICAGO, IL (September 7, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), is working closely with several media manufacturers to offer complete, bundled solutions that combine thermal plates, digital halftone proofing media, and recording film together with CreoScitex systems and services. CreoScitex expects that customers will benefit from these easy, affordable packages.

"These alliances allow CreoScitex to offer the customer a bundled package of media and equipment that will be competitive with similar offerings from other vendors, and will offer the superior quality and performance of CreoScitex equipment. By combining equipment and media in a single bundled package, we are making the procurement process more efficient and economic for customers," explains Eyal Shpilberg, CreoScitex Corporate Vice President, Imaging and Media. "In keeping with our open philosophy, we will also continue to give customers the freedom to choose from any qualified media and will support customers in their use of that media."

Close cooperation with different media vendors allows CreoScitex to qualify offset plates, flexo plates, films, imposition proofing materials, and digital halftone proofing materials. CreoScitex is committed to qualifying any new thermal media or enhancements that meet CreoScitex quality standards. By qualifying the media, CreoScitex ensures that the performance of thermal imaging devices is optimized.

Thermal Plates

Two vendors of outstanding quality thermal plates have agreed to bundle their products with CreoScitex CTP systems in North America. Spectratech International Inc. (Spectratech) will supply its negative thermal Spectra S830-n plates. Western Lithotech, a wholly owned subsidiary of Mitsubishi Chemical America, Inc., will supply their DiamondPlate LT2 positive thermal plates through their valued graphic arts dealer network. Both plates are fully qualified on CreoScitex platesetters. The plates will be fulfilled and supported by the manufacturers.

Film and Plate Processors

CreoScitex has signed an agreement with Glunz & Jensen A/S for its advanced plate and film processors in order to provide CreoScitex customers with a complete solution. Glunz & Jensen has provided processing solutions for CreoScitex plate and imagesetters for many years. CreoScitex also continues to offer customers high quality film processors from Carnfeldt America for use with Dolev imagesetters.

Thermal Halftone Proofing Media

CreoScitex and DuPont have established a worldwide strategic alliance to promote and enhance thermal halftone proofing systems based on DuPont WaterProof® Thermal Halftone proofing media for CreoScitex CTP proofing systems. This relationship enables two industry-leading companies to offer a complete solution to customers, including both consumables and either a Proofsetter Spectrum™ digital halftone proofing device or a Spectrum digital halftone proofing option for CreoScitex CTP devices.

Under the agreement, CreoScitex will bundle DuPont thermal halftone proofing media with its equipment. CreoScitex customers will continue to have their choice of using any other qualified thermal halftone proofing media for existing and new devices.

Film and Chemistry

CreoScitex will also provide first grade recording film under the CreoScitex brand with Dolev™ imagesetters in North America. CreoScitex Recording Film is a Hard Dot film, which provides maximum density, exceptional contrast and minimal dot loss for improved quality and stability.

See CreoScitex in booth 5710 at Print '01, the largest graphic arts industry event held this year.

About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contacts:
CreoScitex (Headquarters) Rochelle van Halm Tel: +1-604-451-2700 Fax: +1-604-437-9891 Email: rochell_van_halm@creoscitex.com	CreoScitex (America) Holly Hokrein Tel: +1-781-280-7331 Fax: +1-781-275-3430 Email: holly_hokrein@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: September 7, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary